LEERINK SWANN LLC
ONE FEDERAL STREET
BOSTON, MASSACHUSETTS 02110
LAZARD CAPITAL MARKETS LLC
30 ROCKEFELLER PLAZA
NEW YORK, NEW YORK 10020
July 30, 2010
VIA EDGAR AND FACSIMILE
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549-3561

Attention:	Brian J. Pitko, Esq.

Re:	NuPathe Inc. Registration Statement on Form S-1 File No. 333-166825
Ladies and Gentlemen:
     Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned, as representatives of the several underwriters (the “Underwriters”), in connection with the offering pursuant to the above-captioned Registration Statement, hereby join in the request of NuPathe Inc. that the effective date of the above-captioned Registration Statement be accelerated so that such Registration Statement may become effective at 4:30 p.m. Eastern time on Tuesday, August 3, 2010, or as soon as practicable thereafter.
     In connection with this acceleration request and pursuant to Rule 460 under the Securities Act, please be advised that between July 21, 2010 and the date hereof, copies of the preliminary prospectus dated July 21, 2010 were distributed as follows:

To Whom Distributed	Number of Copies
Prospective Underwriters	615
Prospective Dealers	0
Institutional Investors	2,204
Individual Investors	1,865
Others	0

TOTAL	4,684
     We were advised on July 30, 2010 by the Corporate Finance Department of the Financial Industry Regulatory Authority, that it has reviewed the above-captioned Registration Statement and that it has determined to raise no objections with respect to the fairness of the terms and arrangements of the offering.

Securities and Exchange Commission
July 30, 2010

     The undersigned, as representatives of the several Underwriters, have and will, and each Underwriter and dealer has advised the undersigned that it has and will, comply with Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended.

Very truly yours,

LEERINK SWANN LLC LAZARD CAPITAL MARKETS LLC

As Representatives of the Several Underwriters

By:	LEERINK SWANN LLC

By:	/s/ Jon Civitarese Name: Jon Civitarese
Title: Director

By:	LAZARD CAPITAL MARKETS LLC

By:	/s/ David G. McMillan, Jr. Name: David G. McMillan, Jr.
Title: Managing Director